As filed with the Securities and Exchange Commission on February 24, 1997

                                                   Registration No. 333-_______
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-8

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            NAL FINANCIAL GROUP INC.
                            ------------------------
             (Exact Name of Registrant as Specified in its Charter)

                  DELAWARE                                23-2455294
                  --------                                ----------
       (State or Other Jurisdiction                    (I.R.S. Employer
     of Incorporation or Organization)                Identification No.)

                           500 Cypress Creek Road West
                                    Suite 590
                            Fort Lauderdale, FL 33309
                            -------------------------
               (Address of Principal Executive Offices) (Zip Code)

                            NAL FINANCIAL GROUP INC.
                  AMENDED AND RESTATED 1994 STOCK OPTION PLAN;
                            NAL FINANCIAL GROUP INC.
                        DIRECTORS' 1996 STOCK OPTION PLAN
                        ---------------------------------
                            (Full Title of each Plan)

                             Mr. Robert R. Bartolini
                            NAL Financial Group Inc.
                           500 Cypress Creek Road West
                                    Suite 590
                            Fort Lauderdale, FL 33309
                            -------------------------
                     (Name and Address of Agent for Service)

                                 (954) 938-8200
                                 --------------
          (Telephone Number, Including Area Code, of Agent for Service)

                                 with a copy to:

                            Stephen M. Cohen, Esquire
                   Buchanan Ingersoll Professional Corporation
                          Two Logan Square, 12th Floor
                              18th and Arch Streets
                             Philadelphia, PA 19103
                                 (215) 665-3800

If the only securities being registered on this form are being offered pursuant to dividend or reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

              -----------------------------------------------------

                         CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------
                                                            Proposed Maximum    Proposed Maximum        Amount of
        Title of Securities to             Amount to be      Offering Price    Aggregate Offering     Registration
            be Registered                   Registered        per Share(1)          Price(1)             Fee(1)
----------------------------------------------------------------------------------------------------------------------
Common Stock, $.15 par value per share      498,334(2)             $5.875          $2,927,712               $887.19
----------------------------------------------------------------------------------------------------------------------
Common Stock, $.15 par value per share       66,664(3)             $6.60             $439,982               $133.33
----------------------------------------------------------------------------------------------------------------------
Common Stock, $.15 par value per share       50,000(3)            $16.50             $825,000               $250.00
----------------------------------------------------------------------------------------------------------------------
Common Stock, $.15 par value per share      143,502(3)             $6.00             $861,012               $260.91
----------------------------------------------------------------------------------------------------------------------
Common Stock, $.15 par value per share       40,000(3)            $15.00             $600,000               $181.82
----------------------------------------------------------------------------------------------------------------------
Common Stock, $.15 par value per share      181,500(3)            $13.25           $2,404,875               $728.75
----------------------------------------------------------------------------------------------------------------------
Common Stock, $.15 par value per share       20,000(3)            $13.00             $260,000                $78.79
----------------------------------------------------------------------------------------------------------------------
Common Stock, $.15 par value per share      210,000(4)             $5.875          $1,233,750               $373.86
----------------------------------------------------------------------------------------------------------------------
Common Stock, $.15 par value per share       20,000(5)            $14.38             $287,600                $87.15
----------------------------------------------------------------------------------------------------------------------
Common Stock, $.15 par value per share       20,000(5)            $11.50             $230,000                $69.70
----------------------------------------------------------------------------------------------------------------------
         Total                            1,250,000                               $10,069,931             $3,051.50
----------------------------------------------------------------------------------------------------------------------


(1) For the purpose of determining the registration fee pursuant to Rule 457(h) under the Securities Act of 1933, as amended, the Registrant has used (i) with respect to shares of Common Stock which may be purchased upon the exercise of options which may be granted in the future, the average of the high and low prices per share of the Registrant's Common Stock as reported on the Nasdaq Stock Market's National Market as of February 18, 1997; and
     (ii) with respect to shares of Common Stock which may be purchased upon the exercise of outstanding options, the price at which such options may be exercised.

(2) The shares of Common Stock being registered represent the aggregate number of authorized and unissued shares underlying options that may be granted under the Amended and Restated 1994 Stock Option Plan as of the date of this Registration Statement.

(3) The shares of Common Stock being registered represent the number of shares underlying certain options granted under the Amended and Restated 1994 Stock Option Plan as of the date of this Registration Statement.

(4) The shares of Common Stock being registered represent the aggregate number of authorized and unissued shares underlying options that may be granted under the Directors' 1996 Stock Option Plan as of the date of this Registration Statement.

(5) The shares of Common Stock being registered represent the number of shares underlying certain options granted under the Directors' 1996 Stock Option Plan as of the date of this Registration Statement.

PROSPECTUS

                            NAL FINANCIAL GROUP INC.

                         245,000 shares of Common Stock
                            $.15 par value per share
               Issuable upon exercise of Options granted under the
                   Amended and Restated 1994 Stock Option Plan

                    ----------------------------------------

                         250,000 shares of Common Stock
                            $.15 par value per share,
                    Issuable upon exercise of Options granted
                   under the Directors' 1996 Stock Option Plan

                    -----------------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
 OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         This Prospectus is being used in connection with the offering from time to time by certain executive officers and directors ("Selling Stockholders") of NAL Financial Group Inc. (the "Company" or "NAL") of shares of common stock, $.15 par value per share, of the Company (the "Common Stock") which may be acquired upon the exercise of stock options pursuant to the Company's Amended and Restated 1994 Stock Option Plan (the "1994 Plan") or the Directors' 1996 Stock Option Plan (the "Directors' Plan" and together with the 1994 Plan, the "Plans"). The Company will not receive any of the proceeds from the sale of the shares by the Selling Stockholders, but will receive funds upon the exercise of the options covered by the Plans.

         The Common Stock issuable upon exercise of the options covered by the Plans may be sold from time to time by the Selling Stockholders or by their pledgees, donees, transferees or other successors in interest. Such sales may be made on the Nasdaq Stock Market's National Market (the "Nasdaq National Market"), in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions.

All discounts, commissions or fees incurred in connection with the sale of the shares offered hereby will be paid by the Selling Stockholders or by the purchasers of the shares, except that the expenses of preparing and filing this Prospectus and the related Registration Statement with the Securities and Exchange Commission and of registering or qualifying the shares will be paid by the Company. See "Plan of Distribution."

         The Common Stock of the Company is included in the Nasdaq National Market under the symbol "NALF." On February 18, 1997, the last reported sales price for the Company's Common Stock on the Nasdaq National Market was $6.00.

                       -----------------------------------

No dealer, salesman or any other person has been authorized to give any information or to make any representations, other than as contained herein, in connection with the offer made in this Prospectus, and any information or representations not contained herein must not be relied upon as having been authorized by the Company or the Selling Stockholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Common Stock offered by this Prospectus, nor does it constitute an offer to sell or a solicitation of any offer to buy any shares of Common Stock offered hereby to any person in any jurisdiction where it is unlawful to make such an offer or solicitation to such person. Neither the delivery of this Prospectus nor any sale hereunder shall under any circumstances create any implication that information contained herein is correct as of any time subsequent to the date hereof.

SEE "RISK FACTORS" ON PAGES 3 TO 12 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

--------------------------------
The date of this Prospectus is February 24, 1997.

                              AVAILABLE INFORMATION

         The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Copies of these reports may be inspected and copied at the Public Reference Facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained upon written request addressed to the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company.

         In addition, the Company will provide without charge to each person to whom this Prospectus is delivered, upon either the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference other than exhibits to such documents. See "INCORPORATION OF DOCUMENTS BY REFERENCE." Such requests should be directed to JoAnn Woodside, Vice President-Investor Relations, NAL Financial Group Inc., 500 Cypress Creek Road West, Suite 590, Fort Lauderdale, Florida 33309, telephone number (954) 958-3605.

                                TABLE OF CONTENTS

                                                                            Page

The Company....................................................................1

Risk Factors...................................................................3

Use of Proceeds...............................................................12

Selling Stockholders..........................................................12

Plan of Distribution..........................................................15

Legal Matters.................................................................15

Indemnification...............................................................16

Experts.......................................................................16

Incorporation of Documents by Reference.......................................16

                                   THE COMPANY

         NAL is a specialized automobile finance company engaged in the purchase and servicing of loan and lease contracts (the "Contracts") originated by franchised and select independent dealers ("Dealers") in connection with sales or leases of used and new automobiles to consumers with non-prime credit. Consumers with non-prime credit are perceived to be relatively high credit risks due to various factors, including the manner in which they have handled previous credit, the absence or limited extent of their prior credit history and their limited financial resources. The Company purchases Contracts relating principally to the "C" credit segment of the automobile finance market. In addition to purchasing loan contracts ("Loan Contracts") and lease contracts ("Lease Contracts") directly from Dealers, the Company has established diverse programs that enable it to increase the volume of Contracts purchased from a variety of Dealers with whom the Company does not maintain a direct relationship. The Company purchases Contracts directly from Dealers through its Dealer Program and through select third party entities that participate in the Company's Captive Program, Affinity Program, Correspondent Program, Recourse Program and Wholesale Program (collectively, the "Origination Programs"). Participants in these Origination Programs offer Contracts to the Company under a variety of arrangements and allow the Company to increase its access to Dealers. Each of these programs, other than the Recourse Program, is designed to purchase Contracts relating primarily to the "C" credit segment of the market. The Recourse Program is designed to purchase Contracts relating to the "D" credit segment.

         The Company has historically funded the purchase of its Contracts with borrowings from banks and other lenders. Currently, the Company's primary financing sources include a $100 million warehouse facility, $45 million of revolving credit facilities, including a $25 million facility with General Electric Capital Corporation ("GECC") and a specialized borrowing facility. Beginning in December 1995, the Company began securitizing the majority of its portfolio of Loan Contracts to increase the Company's liquidity, provide for the redeployment of capital, reduce risks associated with interest rate fluctuations and provide the Company with access to a cost-effective, diversified source of financing. During the last five fiscal quarters, the Company completed securitization transactions aggregating approximately $288.5 million. During this period, gains on sale from the securitization transactions have constituted the principal source of the Company's revenues. The Company plans to continue to employ its securitization program as an integral component of its funding strategy and anticipates that it will generally complete securitization transactions on a quarterly basis. In addition, the Company completed an underwritten public offering of 2,875,000 shares of Common Stock in December 1996 (the "Public Offering") resulting in net proceeds to the Company of approximately $20.2 million. The Company also generates revenues from interest income and fees earned on Contracts held in its portfolio, as well as servicing fees from Loan Contracts sold in securitization transactions. The Company also receives revenues from the sale of insurance and related products through its insurance subsidiary, NAL Insurance Services, Inc. ("NIS").

         The Company was founded in February 1991 as a specialized consumer finance company. It became publicly held by virtue of a merger (the "Merger") with a previously inactive public company on November 30, 1994. Until June 1994, the Company's principal activities involved the bulk purchase and servicing of seasoned and non-performing portfolios of consumer and mortgage loan and automobile loan and lease receivables. The principal focus of the Company's business since June 1994 has shifted to the purchase and servicing of automobile Loan and Lease Contracts.

         The Company's principal executive office is located at 500 Cypress Creek Road West, Suite 590, Fort Lauderdale, Florida 33309. Its telephone number is (954) 938-8200.

                                  RISK FACTORS

         An investment in the shares of Common Stock involves a high degree of risk. Prospective investors should carefully consider the following risk factors in addition to the other information set forth in this Prospectus in connection with the investment in the shares of Common Stock.

         When used in this Prospectus, the words "may," "will," "expect," "anticipate," "continue," "estimate," "project," "intend" and similar expressions are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 regarding events, conditions and financial trends that may affect the Company's future plans of operations, business strategy, operating results and financial position. Prospective investors are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors. Such factors are described in the risk factors set forth below.

         Dependence upon Adequate Sources of Financing. The Company is dependent upon its warehouse facility, revolving credit facilities and other financing arrangements to finance the purchase of its automobile Loan and Lease Contracts. Accordingly, the Company's ability to maintain and expand its portfolio of Loan and Lease Contracts, while dependent upon a number of factors, relies predominantly upon the availability of adequate financing at rates and upon terms acceptable to the Company. The Company also relies on the proceeds from its securitization transactions to pay down its warehouse facility, thereby permitting the purchase of additional Loan Contracts.

         The Company employs its securitization program as an integral component of its funding strategy. During the period from December 1995 through December 1996, the Company completed the sale of approximately $288.5 million of Loan Contracts in five privately-placed securitization transactions. The Company has historically applied the net proceeds from securitization transactions to repay indebtedness under its warehouse facility, thereby increasing the amount available under such facility to fund future purchases of Loan Contracts. Any failure by the Company to effect additional securitizations of Loan Contracts on terms acceptable to the Company would restrict the Company's financing capabilities, could require the Company to curtail the purchase of Loan Contracts and could have a material adverse effect on the Company. Furthermore, the timing of any securitization transaction is affected by a number of factors beyond the Company's control, including, among others, conditions in the asset-backed securities markets, interest rates and approvals from third parties. Although the Company expects to complete future securitization transactions on a quarterly basis, some or all of these factors may cause delays in closing a securitization or may prevent such transactions entirely. Gains from the sale of Loan Contracts in securitization transactions constituted a significant portion of the net earnings of the Company during the year ended December 31, 1996 and are likely to continue to represent a significant portion of the Company's net earnings. If the Company were unable to securitize Loan Contracts in a financial reporting period, the Company would incur a significant decline in total revenues and net earnings for such period. In addition, in order for the Company to continue to fund the purchase of Contracts in accordance with its growth strategy, the

Company will require financing in excess of that provided by its cash flow from operations, the net proceeds from the Public Offering and its credit facilities (or any successor facilities). No assurance can be given that additional financing sources, including securitization transactions, will be available on terms acceptable to the Company.

         The Company currently finances its Lease Contracts principally through its agreements with GECC. There can be no assurances that such financing would be available from another source upon similar terms and conditions. The inability of the Company to arrange new credit facilities or to extend its existing credit facilities would have a material adverse effect upon the Company's ability to purchase Lease Contracts.

         The Company remains in compliance with the terms of its existing credit facilities and other financing agreements. A default under any of these agreements in the future could have a material adverse effect on the Company's financial condition. The Company's ability to keep these financing sources in place depends on its continued compliance with the terms thereof. There can be no assurance that the Company's sources of financing will continue to remain available on terms acceptable to the Company, or that the Company will be able to secure increased sources of financing.

         Suspension or Loss of Excess Servicing Cash Flows and Servicing Fee. The gain on sale of Contracts and the amount of the excess servicing receivable recognized by the Company in each securitization reflects management's estimate of future credit losses and prepayments for the Contracts included in that securitization. If the actual rates of credit losses, prepayments, or both, on such Contracts exceeds those estimated by management, the timing and the amount of the excess servicing cash flows could be adversely affected and the value of the excess servicing receivable impaired. On a quarterly basis, the Company updates its credit loss and prepayment assumptions for the remaining life of each securitization based on the past performance of the Loan Contracts within the securitization and market conditions. If the Company concludes that its ability to realize the excess servicing receivable has been impaired, the Company reduces the amount of the excess servicing receivable by recording a charge to earnings. To date, no such adjustment has been made. However, the Company's results of operations and liquidity could be adversely affected if credit losses or prepayment levels, or both, on Contracts substantially exceed anticipated levels.

         Under the terms of each securitization, the Company is required to maintain a reserve account at specific levels during the life of the securitization. Upon the occurrence of certain trigger events, which relate to delinquency, repossession or credit loss rates exceeding certain levels, the terms of the securitization transactions require the Company to maintain the reserve account at higher levels by restricting the distribution of both contractual servicing cash flows and excess servicing cash flows to the Company. Once the reserve account is maintained at the higher level and the trigger events cease to occur for a specified period, the Company continues to receive its contractual servicing fees and excess servicing cash flows. The occurrence of trigger events could materially adversely affect the Company's liquidity and results of operations. Two of the Company's securitization transactions have recently experienced trigger events. As a result, the Company's rights to receive contractual servicing fees and excess servicing cash flows have been suspended from these two securitization transactions. Continued occurrence of the trigger events could delay cash flows to the Company which may have a material adverse impact. Although, based upon management's analysis, there has been no impairment of the excess servicing receivable to date, there can be no assurance that the excess servicing receivable will not be impaired in the future.

         Negative Operating Cash Flows. The Company's business requires substantial cash to support the funding of reserve accounts in connection with securitizations, the purchase of Contracts and other cash requirements, in addition to debt service. These cash requirements increase as the volume of Contracts purchased increases. The Company has operated historically on a negative operating cash flow basis and expects to continue to do so for so long as the Company's volume of Contracts purchased continues to grow at a significant rate. As a result of the Company's historical growth rate, the Company has used increasingly larger amounts of cash than it has generated from its operating activities. The Company has funded these negative operating cash flows principally through borrowings from financial institutions and private placements of debt and equity securities. The Company's ability to execute its growth strategy depends upon its continued ability to obtain substantial additional long-term debt and equity capital through access to the capital markets or otherwise. Although the Company completed the Public Offering in December 1996, there can be no assurance that the Company will have access to the capital markets when needed in the future or will be able to obtain financing upon terms reasonably satisfactory to the Company. Factors that could affect the Company's access to the capital markets, or the costs of such capital, include changes in interest rates, general economic conditions, the perception in the capital markets of the Company's business, results of operations, leverage, financial condition and business prospects, and the performance of the Company's securitization trusts. In addition, covenants with respect to the Company's credit facilities may restrict the Company's ability to incur additional indebtedness.

         Default and Prepayment Risk. The Company's results of operations, financial condition and liquidity depend, to a material extent, on the performance of the Contracts. The performance of Contracts depends upon such factors as the underwriting criteria, the collection efforts employed to prevent defaults, and the proceeds from the sale of repossessed vehicles. The Company bears the risk of losses resulting from defaults on Contracts. In the event of a default, the liquidation proceeds from repossessed vehicles may not be sufficient to cover the outstanding Contract balance and costs of recovery. The Company, therefore, maintains a reserve for credit losses on its Contracts. The reserve reflects management's estimate of anticipated credit losses based upon expectations and historical performance of Contracts.

         Based on static pool analyses of the performance of Contracts, management has, from time to time, modified its credit underwriting criteria. In view of the performance of Contracts purchased during the six months ended December 31, 1995, the Company modified its underwriting criteria during the fourth quarter of 1995. Notwithstanding management's approach for establishing a reserve for credit losses, its estimates for anticipated credit losses may not be adequate because the Company has a limited operating history and its Contract portfolio is unseasoned. If the reserve is inadequate, the Company would recognize as an expense the losses in excess of such reserve, and results of operations would be adversely affected. Additionally, such losses may impair the Company's ability to secure credit facilities and/or securitize its

Contracts. While the Company believes that it maintains a reserve adequate to cover potential credit losses, there can be no assurance to that effect.

         The Company's servicing income can be adversely affected by defaults and prepayments on Contracts. The Company's servicing income is based on the outstanding balance of Contracts. If Contracts are prepaid or charged off, the Company's servicing income will decline to the extent of such prepaid and charged off Contracts. There can be no assurance as to what level of prepayment, if any, will occur on the Contracts. Prepayments may be influenced by a variety of economic, geographic, social and other factors, including borrowers' job transfers, casualty, trade-ins and declines in interest rates.

         Implementation of Business Strategies. The Company's ability to sustain the growth of its business and maximize its profit potential is dependent upon the implementation of its business strategies. The Company's strategies include:
(i) expanding and strengthening relationships with its origination sources in order to increase the volume of Contracts purchased; (ii) providing diverse products and services to Dealers; (iii) employing detailed underwriting guidelines to ensure that the Company purchases and services Contracts within acceptable levels of credit risk and loss; (iv) maintaining effective collections and asset disposition systems; (v) diversifying financing sources;
(vi) continuing the growth of related businesses; and (vii) recruiting and retaining experienced management. The Company's failure with respect to any or all of these strategies could impair its ability to increase the volume of Contracts purchased, which could have a material adverse effect on the Company's results of operations and financial condition.

         Relationships with Dealers and Other Origination Sources. The Company's business depends in large part upon its ability to establish and maintain relationships with Dealers and other origination sources. While the Company believes that it has been successful in developing and maintaining relationships with Dealers and other origination sources, these relationships are not long-standing, and there can be no assurance that the Company will be successful in maintaining such relationships or increasing the number of Dealers and other origination sources with which it does business, or that its existing Dealer base, and other origination sources, will continue to generate a volume of Contracts comparable to the volume of such Contracts historically generated by such Dealers and other origination sources.

         Risks Associated with the Non-Prime Market. The principal focus of the Company's business is the purchase of Contracts involving consumers with non-prime credit. The non-prime market is comprised of consumers who are perceived to be relatively high credit risks. Consequently, the Contracts acquired by the Company typically bear a higher rate of interest than contracts made to consumers with prime credit and are purchased at a discount. However, these Contracts involve a higher probability of default, higher delinquency rates and greater servicing costs than contracts made to consumers with prime credit. The Company's profitability depends on its ability to evaluate properly the credit risks, to price its Contracts accordingly and to service efficiently its Contracts. However, there can be no assurance that the rates of future defaults and losses will be consistent with prior experience or at levels that will maintain the Company's profitability, that the credit performance of its customers will be maintained, that the Company's credit analysis, servicing and collection systems and controls will continue to be adequate, or that the current interest rates and discount levels can be maintained in the face of competitive pressures.

         Sensitivity to Increases in Interest Rates. The Company's profitability is determined largely by the difference, or "spread," between the rate of interest collected from customers on their Contracts and the rate of interest on the funds obtained by the Company under its existing credit facilities and through securitization transactions to finance its Contracts. Generally, interest rates received by the Company on the Contracts it purchases are determined by many factors beyond the Company's control, including competition, state usury statutes and other consumer laws prohibiting or limiting the Company's ability to impose various charges on its borrowers. Significant increases in the interest rates at which the Company borrows under its revolving credit facilities could reduce the Company's spread and thereby adversely affect the Company's profitability with respect to the Contracts it purchases. In the case of securitization transactions, the interest rate demanded by investors is a function of prevailing market rates for comparable transactions and the general interest rate environment. Because the Contracts purchased by the Company have fixed interest rates, the Company bears the risk of interest rate increases during the period from the date the Contracts are purchased until the closing of its securitization for Contracts that are sold and for the entire term for Contracts that are held by the Company and are not match-funded. Moreover, the Company's warehouse facility gives the lender the right to make margin calls in the event of a specified decrease in the market value in the Contracts held for repurchase. The Company does not presently employ a hedging strategy. There can be no assurances that the Company will not sustain losses as a result of its policy relative to hedging.

         Recovery of Residual Value. As of December 31, 1996, Lease Contracts represented approximately 11% of the Company's servicing portfolio. In connection with these Lease Contracts, the Company faces risks arising from its estimate at lease inception of the projected value of the vehicle at the end of the scheduled lease term (the "Residual Value"). Although the Company uses industry guidelines to estimate the Residual Value and periodically reviews and updates the Residual Values as considered necessary throughout the lease term, there can be no assurance that the Residual Value will approximate the ultimate proceeds received on the disposition of the vehicle. At the end of the scheduled lease term, if the lessee does not purchase the vehicle, the Company generally sells the vehicle through wholesale auctions or through the Company's subsidiary, PCSF. To the extent that the Company realizes proceeds from such disposition in an amount less than the Residual Value, whether due to changes in the market for that vehicle, the used automobile market in general or otherwise, the Company will realize a loss on the disposition of the vehicle. Significant aggregate losses on the disposition of off-lease vehicles would have a material adverse effect on the Company's financial condition and results of operations. The Company's ability to realize a gain on the disposition of a vehicle will be substantially determined by the accuracy of the Residual Value previously estimated and by the Company's ability to remarket its off-lease vehicles in a cost-efficient manner. Due to the continued growth in the volume of Lease Contracts purchased and the trend towards shorter lease terms, the Company will likely be required to remarket increasing numbers of vehicles in the future. There can be no assurance that such increased remarketing volume will not have a material adverse effect on the Company's financial condition and results of operations.

         Competition. The Company is subject to a high level of competition in the retail automobile finance industry. The market is highly fragmented and historically has been serviced by a variety of financial entities, including the captive finance affiliates of major automobile manufacturers, banks, savings associations, independent finance companies, credit unions and leasing companies. Many of these competitors have greater financial resources than the Company and have significantly lower cost of funds. Many of these competitors may also have long-standing relationships with automobile dealerships and may offer dealerships or their customers other forms of financing or services not provided by the Company. Furthermore, during the past two years, a number of automobile finance companies have completed public offerings of securities, the proceeds from which are to be used, at least in part, to fund expansion and finance increased purchases of contracts. There can be no assurance that the Company will be able to compete successfully with such competitors in the future.

         Geographic and Contract Purchase Concentrations. As of December 31, 1996, the Company purchased a majority of its outstanding Contracts from Florida, Georgia, Louisiana and North Carolina. As a result, the Company's profitability may be influenced by the general economic conditions prevailing in any of these states, particularly Florida.

         As of December 31, 1996, 3.8% of the Company's portfolio were Loan Contracts purchased through its Recourse Program, which consists of Loans to consumers with "D" credit. While Loans to "D" credit consumers involve higher credit risks than those to "C" credit consumers, management believes that it mitigates the credit risk through large discounts on the purchase of such Loan Contracts and full recourse to the originating entity to repurchase certain delinquent accounts. To date, the Company has not experienced any losses arising out of the failure of the originating entities to repurchase any such delinquent Loan Contracts. There can be no assurances, however, that the originating entities will continue to have sufficient resources to cover recourse obligations under this program; nor can there be any assurances that the level of discounts associated with Loan Contracts originated under this program would be sufficient to cover potential losses should the originating entity be unable to satisfy its recourse obligations thereunder.

         Prior to the acquisition of its business by the Company, SFI historically represented a significant source of Contracts for the Company. As of December 31, 1996, Loan Contracts purchased through SFI represented approximately 45% of the Company's outstanding Contracts purchased. Since the acquisition, SFI has continued to generate Loan Contract volume comparable to historic levels. As a result of a management contract with the former principals of SFI, and the retention by SFI of substantially all of the personnel necessary to the operation of the business, management believes that SFI will continue to generate Loan Contracts at a volume comparable to historic levels. However, there can be no assurance to that effect. In light of the volume of Loan Contracts purchased through SFI prior to the acquisition, a significant decline in the volume of Loan Contracts purchased through SFI could have a material adverse effect on the Company.

         Management of Rapid Growth. The Company has experienced rapid growth and expansion of its business. The Company's ability to support, manage and control continued growth is dependent upon, among other things, its ability to train, supervise and manage increased personnel. The success of the Company's growth strategy is also dependent upon the Company's ability to maintain credit quality as its Contract portfolio grows, which requires, among other things, the maintenance of efficient collection procedures and adequate collection staffing, internal controls and automated systems. There can be no assurance that the Company will be successful in maintaining credit quality as its Contract portfolio grows or that the Company's personnel, procedures, staff, internal controls or systems will be adequate to support such growth.

         Reliance on Key Personnel. The Company's future operating results depend in significant part upon the continued service of its executive officers. Should one or more of these individuals cease to be affiliated with the Company before acceptable replacements are found, there could be a material adverse effect on the Company's business and prospects. Mr. Robert R. Bartolini, the Company's Chairman and Chief Executive Officer, is the only executive officer with whom the Company has an employment agreement. Should any of the Company's executive officers elect to terminate their employment, there can be no assurance that suitable replacements could be hired without substantial additional costs. The Company does not presently maintain key-man insurance on any of its executives. The Company's continued success also depends on its ability to attract and retain a sufficient number of qualified employees to support its growth strategy. There can be no assurance that the Company will be able to recruit and retain such personnel.

         Control by Directors and Officers. The Company's officers and directors own approximately 27% of the Common Stock of the Company. See "Selling Stockholders." By virtue of the concentration of a substantial block of shares with the Company's directors and officers, these stockholders are in a position to elect all of the Company's directors and control the outcome of other corporate matters without the approval of the Company's other stockholders. In addition, applicable statutory provisions and the ability of the Board of Directors to issue one or more series of Preferred Stock without stockholder approval could deter or delay unsolicited changes in control of the Company by discouraging open market purchases of the Company's stock or a non-negotiated tender or exchange offer for such stock, which may be disadvantageous to a majority of the Company's stockholders who may otherwise desire to participate in such a transaction and receive a premium for their shares.

         Regulation. The Company's business is subject to numerous federal and state consumer protection laws and regulations, which, among other things, require the Company to obtain and maintain certain licenses and qualifications, to limit the interest rates, charges and other fees the Company is allowed to charge, to provide specified disclosures, and to define the Company's rights to repossess and sell collateral. A change in existing laws or regulations, or in the interpretation thereof, or the promulgation of any additional laws or regulations could have an adverse effect on the Company's business.

         Due to the consumer-oriented nature of the industry in which the Company operates, industry participants frequently are named as defendants in litigation involving alleged violations of federal and state consumer lending or other similar laws and regulations. A significant judgment against the Company or another industry participant in connection with any litigation could have a material adverse effect on the Company's financial condition and results of operations.

         Substantial Dilution from Convertible Securities. The Company is presently authorized to issue 50,000,000 shares of Common Stock, of which 10,363,859 shares were outstanding as of February 20, 1997. During the period from April 1995 through September 1996, the Company sold in the aggregate $38.8 million principal amount of convertible debentures ("Debentures") in private placement transactions. Primarily in connection with the sale of such Debentures, the Company issued 2,873,625 common stock purchase warrants (the "Warrants"). The Company has granted 40,000 Warrants in connection with directors joining the Board of Directors. The Company may be caused to issue 3,278,774 additional shares upon the conversion of the principal and interest due under the outstanding Debentures at their stated conversion prices and 2,913,625 shares upon the exercise of the Warrants, thus increasing the number of shares outstanding from 10,363,859 to 16,556,258. This number may be subject to material increase by virtue of price protection and adjustment features contained in certain Debentures and Warrants.

         The holders of the Debentures may exercise their rights of conversion, and the holders of the Warrants may choose to exercise the Warrants, at prices below the trading price of the Company's Common Stock at the time of conversion or exercise and at a time when the Company might be able to obtain additional capital through a new offering of securities at prevailing market prices. The terms on which the Company may obtain additional financing during this period may be adversely affected by the existence of such below market conversion and exercise prices.

         Conversion of all of the outstanding Debentures would, however, have the effect of releasing the Company from its obligation to repay approximately $27.6 million of principal and interest on the Debentures. In addition, the exercise of all of the Warrants would have the effect of securing for the Company additional working capital of up to approximately $29.5 million. The proceeds to the Company of the Warrants may decrease by virtue of price protection and adjustment features contained in certain Warrants.

         As its rate of growth continues, the Company must secure increasing amounts of financing to fund the acquisition of additional Contracts. This may entail the sale of additional shares of Common Stock or Common Stock equivalents, which would have the effect of further increasing the number of shares outstanding.

         In connection with other business matters deemed appropriate by the Company's management, there can be no assurance that the Company will not undertake the issuance of more shares of Common Stock without notice to stockholders. This may be done in order to facilitate a business combination, acquire assets or stock of another business, compensate employees or consultants or for other valid business reasons in the discretion of the Company's Board of Directors. The Company has two stock option plans, which are presently authorized to grant options for the issuance in the aggregate of up to 1,250,000 shares of Common Stock. As of February 20, 1997, the Company had 541,666 options outstanding under such plans.

         Shares Eligible for Future Sale. The Company has a total of 10,363,859 shares of Common Stock outstanding. Of these shares, a total of approximately 6,486,825 shares are freely tradeable without restriction or further registration under the Securities Act of 1933 (the "Securities Act"). The remaining 3,877,034 shares of Common Stock outstanding are "Restricted

Securities" as that term is defined in Rule 144 under the Securities Act, of which approximately 2,689,364 are held by "affiliates" (as defined in the Securities Act) of the Company.

         The Restricted Securities are subject to all of the limitations on resale imposed by Rule 144. In general, under Rule 144, as currently in effect, any affiliate of the Company or any person (or persons whose shares are aggregated in accordance with the Rule) who has beneficially owned Restricted Securities for at least two years would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1.0% of the outstanding shares of Common Stock (approximately 103,638 shares based upon the number of shares outstanding after the Offering) and the reported average weekly trading volume in the over-the-counter market for the four weeks preceding the sale. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information concerning the Company. Persons who have not been affiliates of the Company for at least three months and who have held their shares for more than three years are entitled to sell Restricted Securities without regard to the volume, manner of sale, notice and public information requirements of Rule
144. Substantially all of the Restricted Securities were issued in November 1994. Accordingly, under Rule 144 (and subject to the conditions thereof), the Restricted Securities are eligible for public resale. However, a majority of such shares are held by executive officers and directors of the Company who have agreed, in connection with the Public Offering, to certain restrictions upon the resale of such shares until June 1997.

         A substantial influx of shares into the market may have a significant depressive effect upon the trading price of the Company's Common Stock. This may occur upon the public resale of up to 3,278,774 shares issuable upon the conversion of outstanding Debentures or 2,913,625 shares issuable upon the exercise of outstanding Warrants.

         As a result of certain registration rights granted by the Company in connection with the shares issuable upon the conversion of outstanding Debentures or upon the exercise of outstanding Warrants, the Company may have an obligation to register for public resale up to 5,802,565 shares of Common Stock. In connection with the Public Offering, the holders of substantially all of such shares have agreed to defer their registration rights for a period of 120 or 180 days after December 23, 1996, the date of the Public Offering prospectus.

         In connection with the Public Offering, the Company, its executive officers and directors, certain debenture holders and certain warrant holders have each agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose of (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) any shares of Common Stock or other capital stock or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company, through June 1997, without the prior written consent of Prudential Securities Incorporated, on behalf of the underwriters of the Public Offering, except for bona fide gifts or private transfers effected by such stockholders other than on any securities exchange or in the over-the-counter market to donees or transferees that agree to be bound by similar agreements.

         The Company is unable to predict the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price for the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such influx of shares into the market could occur, could adversely affect the market price for the Common Stock and could impair the Company's future ability to obtain capital through offerings of equity securities.

         Volatility of Stock Price. The market price of the Common Stock could be subject to significant fluctuations in response to influxes of shares into the market upon the conversion or exercise of outstanding convertible securities, variations in financial results or announcements of material events by the Company or its competitors. Developments in the automobile finance industry or changes in general conditions in the economy or the financial markets could also adversely affect the market price of the Common Stock.

         Effects of Certain Anti-Takeover Provisions. Certain provisions of the Company's Certificate of Incorporation, Bylaws and Delaware law may delay, defer or prevent a change in control of the Company and may adversely affect the voting and other rights of the holders of Common Stock. In particular, the existence of the Company's classified Board of Directors, the ability of the Board of Directors to issue "blank check" preferred stock without further stockholder approval and the inability of stockholders to take action by written consent may have the effect of delaying, deferring or preventing a change in control of the Company.

         Dividends. No dividends have been declared or paid by NAL since the Merger. The declaration or payment of dividends is not contemplated in the foreseeable future. Earnings are expected to be retained to finance the development of the Company's business. The declaration or payment of future dividends will be directly dependent upon the earnings of the Company, its financial needs and other similarly unpredictable factors.

                                 USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. The Company will, however, realize proceeds upon the exercise of the presently outstanding stock options granted by the Company to the Selling Stockholders pursuant to the Plans. The Company intends to use any such proceeds for working capital and general corporate purposes.

                              SELLING STOCKHOLDERS

         The following table sets forth the name of each Selling Stockholder, the nature of his position, office, or other material relationship to the Company and the number of shares of Common Stock of each such Selling Stockholder (1) owned of record as of February 20, 1997; (2) which are to be registered hereunder; and (3) the number of shares to be owned by each such Selling Stockholder assuming the vesting and exercise of all options granted under the Plans and the sale of all shares of Common Stock registered hereunder. There can be no assurance that any of the Selling Stockholders will offer for sale or sell any or all of the shares offered by them pursuant to this Prospectus.

         In addition to certain of the Selling Stockholders identified below, any person who may serve as a non-employee director of the Company in the future, is eligible to participate in the Directors' Plan. These non-employee directors may, in the future, sell shares issuable upon exercise of options granted under the Directors' Plan pursuant to the Registration Statement of which this Prospectus is a part. The Company will supplement this Prospectus as the identity and number of shares to be offered by each non-employee director becomes known to the Company. As of the date of this Prospectus, 210,000 shares of Common Stock are authorized and reserved for issuance for future grants of options under the Directors' Plan.

                                            Shares Beneficially                           Shares Beneficially
                                              Owned Prior to          Number of Shares        Owned After
Name and Relationship to the Company       Offering Hereunder(1)       to be Sold(2)     Offering Hereunder(1)
------------------------------------       ---------------------      ----------------   ---------------------

                                          Number           Percent                         Number      Percent
                                          ------           -------                         ------      -------
Robert R. Bartolini                    2,334,198(3)         22.25%        125,000        2,209,198      21.06%
     Chairman of the Board, President
     and Chief Executive Officer of
     NAL; Chairman and Chief
     Executive Officer of NAL
     Acceptance Corp. ("NAC").

John T. Schaeffer                        359,080(4)          3.44%         65,000          294,080       2.82%
     Director and Executive Vice
     President of NAL; President and
     Chief Operating Officer of NAC

Robert J. Carlson                         90,196(5)              *         30,000           60,196           *
     Vice President and Principal
     Accounting Officer of NAL and NAC

Dennis R. LaVigne                         25,000(6)              *         25,000                0           *
     Vice President and Treasurer of
     NAL and NAC

David R. Jones                            20,000(7)              *         20,000                0           *
     Director of NAL

James F. DeVoe, Sr.                       20,000(8)              *         20,000                0           *
     Director of NAL


* represents less than 1%

(1) Except as otherwise indicated, includes total number of shares outstanding and the number of shares that each Selling Stockholder has the right to acquire, within 60 days through the exercise of options, warrants or debentures, pursuant to Item 403 of Regulation S-K and

Rule 13d-3(d)(i), promulgated under the Exchange Act. Also includes shares underlying stock options granted to certain Selling Stockholders under the Plans which remain subject to vesting. Based on 10,363,859 shares of Common Stock outstanding as of February 20, 1997.

(2) Represents shares of Common Stock issuable upon exercise of stock options granted under the Plans.

(3) Includes 1,896,245 shares held by Robert R. Bartolini and Marcia G. Bartolini, Co-Trustees of the Robert R. Bartolini Revocable Trust dated July 27, 1992, 210,000 shares of which are subject to options granted by Mr. Bartolini during May 1995, 48,931 shares presently held by English, McCaughan & O'Bryan, P.A. pursuant to the terms of a Voting Trust Agreement and 264,022 shares held by Marcia G. Bartolini and Robert R. Bartolini, Co-Trustees of the Marcia G. Bartolini Revocable Trust dated July 27, 1992. Also includes vested stock options to purchase 55,890 shares of Common Stock granted in December 1994 and December 1995 and stock options to purchase 69,110 shares of Common Stock granted in December 1994 and December 1995, which remain subject to vesting. Does not include 50,000 shares owned beneficially by Edward M. Bartolini, the adult brother of Robert R. Bartolini. Also does not include 264,022 shares held by George Schnabel, Trustee of the Robert R. Bartolini and Marcia G. Bartolini Irrevocable Trust dated July 27, 1992.

(4) Includes 5,552 shares held by English McCaughan & O'Bryan, P.A. for the benefit of Mr. Schaeffer pursuant to the terms of a Voting Trust Agreement, 4,952 shares held by Mr. Schaeffer's spouse, 35,001 vested stock options granted to Mr. Schaeffer in December 1994 and December 1995, and 29,999 stock options granted to Mr. Schaeffer in December 1994 and December 1995, which remain subject to vesting.

(5) Includes 9,652 shares held by English, McCaughan & O'Bryan, P.A. for the benefit of Mr. Carlson pursuant to the terms of a Voting Trust Agreement, 15,000 vested incentive stock options granted to Mr. Carlson in December 1994 and December 1995 and 15,000 incentive stock options granted to Mr. Carlson in December 1994 and December 1995, which remain subject to vesting.

(6) Includes 25,000 stock options granted to Mr. LaVigne in December 1995, which have not vested.

(7) Includes 20,000 stock options granted to Mr. Jones in connection with his appointment as a director on February 5, 1996.

(8) Includes 20,000 stock options granted to Mr. DeVoe in connection with his appointment as a director on March 11, 1996, which have not vested.

                              PLAN OF DISTRIBUTION

         The Common Stock may be sold from time to time by the Selling Stockholders or by their pledgees, donees, transferees or other successors in interest. Such sales may be made on the Nasdaq National Market, on the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Common Stock may be sold by one or more of the following:
(a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions and transactions in which the broker solicits purchases. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from Selling Stockholders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Act in connection with such sales. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus. The Company will not receive any of the proceeds from the sale of these shares, although it has paid the expenses of preparing this Prospectus and the related Registration Statement. The Selling Stockholders have been advised that they are subject to the applicable provisions of the Exchange Act, including without limitation, Rules 10b-5, 10b-6 and 10b-7 thereunder.

                                  LEGAL MATTERS

         The validity of the Common Stock offered hereby has been passed upon for the Company by Buchanan Ingersoll Professional Corporation, Two Logan Square, 12th Floor, 18th & Arch Streets, Philadelphia, Pennsylvania, 19103.

                                 INDEMNIFICATION

         The Company has adopted the provisions of Section 102(b)(7) of the Delaware General Corporation Law ("GCL") which eliminate or limit the personal liability of a director to the Company or its stockholders for monetary damages for breach of fiduciary duty under certain circumstances. Furthermore, under
Section 145 of the GCL, the Company may indemnify each of its directors and officers against his expenses (including reasonable costs, disbursements and counsel fees) in connection with any proceeding involving such person by reason of his having been an officer or director to the extent he acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interest of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The determination of whether indemnification is proper under the circumstances, unless made by a court, shall be determined by the Board of Directors.

         Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in a successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issuer.

                                     EXPERTS

         The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-KSB of NAL Financial Group Inc. for the year ended December 31, 1995 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

         The following documents previously filed with the Commission are incorporated herein by reference:

         (a) The Registrant's Annual Report on Form 10-KSB for fiscal year ended December 31, 1995.

         (b) The Registrant's Quarterly Report on Form 10-QSB for the period ended March 31, 1996.

         (c) The Registrant's Quarterly Report on Form 10-QSB for the period ended June 30, 1996.

         (d) The Registrant's Quarterly Report on Form 10-QSB for the period ended September 30, 1996.

         (e) The section captioned "Description of Registrant's Securities to be Registered" appearing in the Registrant's Registration Statement on Form 8-A (File No. 0-25476) filed with the Commission on February 2, 1995, including any amendments or reports filed for the purpose of updating such section.

         (f) All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or deregisters all securities remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents.

                                     PART II

                           INFORMATION REQUIRED IN THE
                             REGISTRATION STATEMENT

ITEM 3.  INCORPORATION OF DOCUMENTS BY REFERENCE.

         The Registrant incorporates the following documents by reference in this Registration Statement:

         (a) The Registrant's Annual Report on Form 10-KSB for fiscal year ended December 31, 1995.

         (b) The Registrant's Quarterly Report on Form 10-QSB for the period ended March 31, 1996.

         (c) The Registrant's Quarterly Report on Form 10-QSB for the period ended June 30, 1996.

         (d) The Registrant's Quarterly Report on Form 10-QSB for the period ended September 30, 1996.

         (e) The section captioned "Description of Registrant's Securities to be Registered" appearing in the Registrant's Registration Statement on Form 8-A (File No. 0-25476) filed with the Commission on February 2, 1995, including any amendments or reports filed for the purpose of updating such section.

         (f) All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or deregisters all securities remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents.

ITEM 4.  DESCRIPTION OF SECURITIES.

         Not applicable.

ITEM 5.  INTERESTS OF NAMED EXPERTS AND COUNSEL.

         Not applicable.

ITEM 6.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company has adopted the provisions of Section 102(b)(7) the Delaware General Corporation Law (the "Delaware Act") which eliminate or limit the personal liability of a director to the Company or its stockholders for monetary damages for breach of fiduciary duty under certain circumstances. Furthermore, under Section 145 of the Delaware Act, the Company may indemnify each of its directors and officers against his expenses (including reasonable costs, disbursements and counsel fees) in connection with any proceeding involving such person by reason of his having been an officer or director to the extent he acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interest of the Company, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. The determination of whether indemnification is proper under the circumstances, unless made by a court, shall be determined by the Board of Directors.

ITEM 7   EXEMPTION FROM REGISTRATION CLAIMED.

         Not applicable.

ITEM 8.  EXHIBITS.

           No.        Description                                         Method of Filing
           ---        -----------                                         ----------------


           4.1        Copy of Specimen Common Stock Certificate           Incorporated by reference to Exhibit 4.1
                                                                          to the January 1995 Registration Statement

           4.2        Form of 9% Subordinated Convertible Debenture       Incorporated by reference to Exhibit 4.2
                                                                          to the Registration Statement on Form
                                                                          SB-2, Registration No. 33-97948, filed on
                                                                          October 25, 1995 (the "October 1995
                                                                          Registration Statement")

           4.3        Form of Common Stock Purchase Warrant               Incorporated by reference to Exhibit 4.3
                                                                          to the October 1995 Registration Statement

           4.4        Form of Common Stock Purchase Warrant               Incorporated by reference to Exhibit 4.4
                                                                          of the October 1995 Registration Statement

           4.5        Securities Purchase Agreement between NAL           Incorporated by reference to Exhibit 4.5
                      Financial Group Inc., Beneficial Standard           to the Registrant's Quarterly Report on
                      Life Insurance Company and Great American           Form 10-QSB for the period ended March
                      Reserve Insurance Company dated as of April         31, 1996 ("March 1996 10-QSB")
                      23, 1996

           4.6        9% Subordinated Convertible Debenture in the        Incorporated by reference to Exhibit 4.12
                      principal amount of $5,000,000 payable to           to the June 1996 10-QSB
                      Great American Reserve Insurance Company

           4.7        9% Subordinated Convertible Debenture in the        Incorporated by reference to Exhibit 4.7
                      principal amount of $5,000,000 payable to           to the June 1996 10-QSB
                      Beneficial Standard Life Insurance Company

           4.8        Common Stock Purchase Warrant granted to            Incorporated by reference to Exhibit 4.8
                      Conseco, Inc. ($12.625)                             to the June 1996 10-QSB


           4.9        Common Stock Purchase Warrant granted to            Incorporated by reference to Exhibit 4.9
                      Conseco, Inc. ($14.52)                              to the June 1996 10-QSB


           4.10       Stockholders' Agreement entered into as of          Incorporated by reference to Exhibit 4.10
                      April 23, 1996 among NAL Financial Group            to the June 1996 10-QSB
                      Inc., Beneficial Standard Life Insurance
                      Company and Great American Reserve Insurance
                      Company

           4.11       Registration Rights Agreement between NAL           Incorporated by reference to Exhibit 4.11
                      Financial Group Inc. and Conseco, Inc.              to the June 1996 10-QSB


           4.12       Registration Rights Agreement between NAL           Incorporated by reference to Exhibit 4.12
                      Financial Group Inc., Beneficial Standard           to the June 1996 10-QSB
                      Life Insurance Company and Great American
                      Reserve Life Insurance Company

           4.13       Form of Amended and Restated Registration           Incorporated by reference to Exhibit 4.13
                      Rights Agreement                                    to the June 1996 10-QSB


           4.14       Securities Purchase Agreement between NAL           Incorporated by reference to Exhibit 4.14
                      Financial Group Inc. and Merrill Lynch World        to the Registrant's Quarterly Report on
                      Income Fund, Inc. and Convertible Holdings,         Form 10-QSB for the period ended
                      Inc. dated September 12, 1996                       September 30, 1996 ("September 1996
                                                                          10-QSB")

           4.15       10% Subordinated Convertible Debenture in the       Incorporated by reference to Exhibit 4.15
                      principal amount of $2,250,000 payable to           to the September 1996 10-QSB
                      Bridge Rope & Co.

           4.16       10% Subordinated Convertible Debenture in the       Incorporated by reference to Exhibit 4.16
                      principal amount of $2,750,000 payable to           to the September 1996 10-QSB
                      Kane & Co.

           4.17       Common Stock Purchase Warrant granted to            Incorporated by reference to Exhibit 4.17
                      Bridge Rope & Co. ($13.92)                          to the September 1996 10-QSB

           4.18       Common Stock Purchase Warrant granted to Kane       Incorporated by reference to Exhibit 4.18
                      & Co. ($13.92)                                      to the September 1996 10-QSB

           4.19       Registration Rights Agreement between NAL           Incorporated by reference to Exhibit 4.19
                      Financial Group Inc. and Merrill Lynch World        to the September 1996 10-QSB
                      Income Fund, Inc. and Convertible Holdings,
                      Inc. dated September 12, 1996

           5.1        Opinion of Buchanan Ingersoll Professional          Filed herewith
                      Corporation





           23.1       Consent of Buchanan Ingersoll Professional          Included with Exhibit 5 hereto
                      Corporation (included in Exhibit 5)

           23.2       Consent of Price Waterhouse LLP                     Filed herewith

ITEM 9.  UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Secuities Act of 1933

                  (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

provided, however, that the undertakings set forth in paragraphs (1)(i) and
(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant with the Securities and Exchange Commission pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities offered at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel that matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Fort Lauderdale, state of Florida, on February 21, 1997.

                                         NAL FINANCIAL GROUP INC.


                                         By: /s/ Robert R. Bartolini
                                              ---------------------------
                                              Robert R. Bartolini
                                              Chairman of the Board, President
                                              and Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed on February 21, 1997, by the following persons in the capacities indicated.

          Signature                                         Title
          ---------                                         -----

/s/  Robert R. Bartolini                      Chairman of the Board, President
------------------------------                and Chief Executive Officer
Robert R. Bartolini

/s/  Robert J. Carlson                        Vice President (Principal
------------------------------                Accounting Officer)
Robert J. Carlson

/s/  John T. Schaeffer                        Executive Vice President and
------------------------------                Director
John T. Schaeffer

/s/  Ngaire E. Cuneo                          Director
------------------------------
Ngaire E. Cuneo

/s/  James F. DeVoe                           Director
------------------------------
James F. DeVoe

/s/  David R. Jones                           Director
------------------------------
David R. Jones

                                  EXHIBIT INDEX


5.1                  Opinion of Buchanan Ingersoll Professional Corporation

23.2                 Consent of Price Waterhouse LLP